Exhibit 99.1

Dada Announces Unaudited Fourth Quarter and Fiscal Year 2022 Financial Results

SHANGHAI, China, March 08, 2023 (GLOBE NEWSWIRE) -- Dada Nexus Limited (NASDAQ: DADA, “Dada” or the “Company”), China’s leading local on-demand delivery and retail platform, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2022.

Fourth Quarter and Fiscal Year 2022 Highlights

•	Total net revenues in the fourth quarter were RMB2,681.0 million, an increase of 31.9% year over year from RMB2,032.1 million in the same quarter of 2021. Total net revenues in 2022 were RMB9,367.6 million, an increase of 36.4% year over year from RMB6,866.3 million in 2021.

•	Total Gross Merchandise Volume (“GMV”) of JDDJ in 2022 was RMB63.3 billion, an increase of 46.9% year over year from RMB43.1 billion in 2021.

•	Number of active consumers in 2022 was 78.6 million, as compared with 62.3 million in 2021.

“We continued to execute well amid macro challenges in the past quarter. Our team remained focused on enriching product selection and improving user experience, and our highly flexible rider network continued to serve consumers and our merchant partners during COVID-19 resurgence,” said Mr. Jeff He, President of Dada. “Looking ahead, we feel optimistic about what the future holds. As on-demand penetration steadily progresses in every single category, we believe our track record of enabling retailers and synergies unleashed from our deepened collaboration with JD.com will position us well to capture opportunities in the coming years.”

“We are pleased to deliver another quarter of robust top-line growth and remarkable bottom-line improvement,” said Mr. Beck Chen, Chief Financial Officer of Dada. “Our revenue grew by 32% year over year in the fourth quarter. Meanwhile, we made further great strides toward profitability, with non-GAAP operating margin1 improving by over 17 percentage points year over year. Heading into 2023, we are confident in further improving profitability while sustaining revenue growth momentum.”

Fourth Quarter 2022 Financial Results

Total net revenues were RMB2,681.0 million, an increase of 31.9% year over year from RMB2,032.1 million in the same quarter of 2021.

	For the three months ended December 31,
	2021	2022

	(RMB in thousands)
Net Revenue
Dada Now
Services	701,175	863,116
Sales of goods	17,253	19,879
Subtotal	718,428	882,995
JDDJ
Services note (1)	1,313,698	1,798,041
Total	2,032,126	2,681,036

Note:

(1) Includes net revenues from (i) commission fee, and online advertising and marketing services of RMB726,447 and RMB1,090,437 for the three months ended December 31, 2021 and 2022, respectively; and (ii) fulfillment services and others of RMB587,251 and RMB707,604 for the three months ended December 31, 2021 and 2022, respectively.

•	Net revenues generated from Dada Now increased by 22.9% from RMB718.4 million in the fourth quarter of 2021 to RMB883.0 million in the fourth quarter of 2022, mainly driven by the increase in order volume of intra-city delivery service to chain merchants.

•	Net revenues generated from JDDJ increased by 36.9% from RMB1,313.7 million in the fourth quarter of 2021 to RMB1,798.0 million in the fourth quarter of 2022, mainly due to the increase in GMV from the same quarter last year, which was driven by increases in the number of active consumers and average order size. The increase in online marketing services revenue as a result of the increasing promotional activities launched by brand owners and retailers also contributed to the increment of the net revenues generated from JDDJ.

Total costs and expenses were RMB3,114.9 million, compared with RMB2,688.3 million in the same quarter of 2021.

•	Operations and support costs were RMB1,574.6 million, compared with RMB1,371.9 million in the same quarter of 2021. The increase was primarily due to an increase in rider cost as a result of increasing order volume for intra-city delivery services provided to various chain merchants on the Dada Now platform and retailers on the JDDJ platform.

•	Selling and marketing expenses were RMB1,293.5 million, compared with RMB1,032.7 million in the same quarter of 2021. The increase was primarily due to (i) growing incentives to JDDJ consumers, (ii) an increase in advertising and marketing expenses to attract new consumers to JDDJ platform, and (iii) amortization of the business cooperation agreement in connection with the share subscription transaction with JD.com in February 2022.

•	General and administrative expenses were RMB101.0 million, compared with RMB99.0 million in the same quarter of 2021. The flat growth was primarily due to efficient expense control measures.

•	Research and development expenses were RMB125.7 million, compared with RMB169.4 million in the same quarter of 2021. The decrease was mainly attributable to lower research and development personnel cost.

Loss from operations was RMB399.6 million, compared with RMB605.7 million in the same quarter of 2021.

Non-GAAP loss from operations1 was RMB207.0 million, compared with RMB505.4 million in the same quarter of 2021.

Net loss was RMB370.6 million, compared with RMB577.8 million in the same quarter of 2021.

Non-GAAP net loss2 was RMB179.2 million, compared with RMB485.4 million in the same quarter of 2021.

Net loss attributable to ordinary shareholders of Dada was RMB370.6 million, compared with RMB577.8 million in the same quarter of 2021.

Non-GAAP net loss attributable to ordinary shareholders of Dada3 was RMB179.2 million, compared with RMB485.4 million in the same quarter of 2021.

Basic and diluted net loss per share was RMB0.36, compared with RMB0.61 for the fourth quarter of 2021.

Non-GAAP basic and diluted net loss per share4 was RMB0.18, compared with RMB0.51 for the fourth quarter of 2021.

Fiscal Year 2022 Financial Results

Total net revenues were RMB9,367.6 million, an increase of 36.4% year over year from RMB6,866.3 million in 2021.

	For the year ended December 31,
	2021	2022

	(RMB in thousands)
Net Revenue
Dada Now
Services	2,753,458	3,082,928
Sales of goods	67,254	74,642
Subtotal	2,820,712	3,157,570
JDDJ
Services note (2)	4,045,550	6,205,180
Sales of goods	—	4,845
Subtotal	4,045,550	6,210,025
Total	6,866,262	9,367,595

Note:

(2) Includes net revenues from (i) commission fee, and online advertising and marketing services of RMB2,275,306 and RMB3,831,218 for fiscal year 2021 and 2022, respectively; and (ii) fulfillment services and others of RMB1,770,244 and RMB2,373,962 for fiscal year 2021 and 2022, respectively.

•	Net revenues generated from Dada Now increased by 11.9% from RMB2,820.7 million in 2021 to RMB3,157.6 million in 2022. The growth was mainly driven by the increase in order volume of intra-city delivery service to chain merchants, partially offset by the business upgrade of last-mile delivery services.

•	Net revenues generated from JDDJ increased by 53.5% from RMB4,045.6 million in 2021 to RMB6,210.0 million in 2022, mainly due to the increase in GMV in 2022, which was driven by increases in the number of active consumers and average order size. The increase in online marketing services revenue as a result of the increasing promotional activities launched by brand owners and retailers also contributed to the increment of the net revenues generated from JDDJ.

Total costs and expenses were RMB11,608.0 million, compared with RMB9,601.7 million in 2021.

•	Operations and support costs were RMB5,743.0 million, compared with RMB5,139.1 million in 2021. The rise was primarily due to an increase in rider cost as a result of increasing order volume for intra-city delivery services provided to various chain merchants on the Dada Now platform and retailers on the JDDJ platform, partially offset by the decrease of rider-related cost incurred by business upgrade of last-mile delivery services.

•	Selling and marketing expenses were RMB4,747.9 million, compared with RMB3,427.9 million in 2021. The increase was primarily due to (i) growing incentives to JDDJ consumers, (ii) an increase in advertising and marketing expenses to attract new consumers to JDDJ platform, and (iii) amortization of the business cooperation agreement in connection with the share subscription transaction with JD.com in February 2022.

•	General and administrative expenses were RMB408.8 million, compared with RMB400.4 million in 2021. The general and administrative expenses remained flat , primarily due to efficient expense control measures.

•	Research and development expenses were RMB630.9 million, compared with RMB573.9 million in 2021. The increase was mainly attributable to the increase in research and development personnel cost to strengthen the technological capabilities.

Loss from operations was RMB2,119.5 million, compared with RMB2,578.7 million in 2021.

Non-GAAP loss from operations1 was RMB1,432.7 million, compared with RMB2,198.9 million in 2021.

Net loss was RMB2,008.0 million, compared with RMB2,471.1 million in 2021.

Non-GAAP net loss2 was RMB1,326.2 million, compared with RMB2,102.9 million in 2021.

Net loss attributable to ordinary shareholders of Dada was RMB2,008.0 million, compared with RMB2,471.1 million in 2021.

Non-GAAP net loss attributable to ordinary shareholders of Dada3 was RMB1,326.2 million, compared with RMB2,102.9 million in 2021.

Basic and diluted net loss per share was RMB1.98, compared with RMB2.60 in 2021.

Non-GAAP basic and diluted net loss per share4 was RMB1.31, compared with RMB2.21 in 2021.

Pursuant to our US$70 million share repurchase program announced in March 2022, as of December 31, 2022, we had repurchased approximately US$60.1 million of ADSs under this repurchase program.

As of December 31, 2022, the Company had RMB4,370.4 million in cash, cash equivalents, restricted cash and short-term investments, an increase from RMB1,764.8 million as of December 31, 2021.

Environmental, Social and Corporate Governance

The Company continued to devote in enhancing ESG practices and was honored to receive external recognition in the fourth quarter:

•	In the fourth quarter, Dada Group actively cooperated with local governmental authorities to ensure the supply of daily necessities in pandemic-affected communities by coordinating merchants’ offerings and delivery capacity. In particular, when medicines are in short supply as COVID-19 cases surged, JDDJ worked closely with tens of thousands of offline pharmacies to facilitate the access to essential anti-virus drugs and supplies, such as masks, antigen test kits and ibuprofen. Our efforts were recognized by a number of local authorities, including the governmental authorities of Tianjin, Shijiazhuang and Guiyang.

•	In December, JDDJ launched a six-month commission-free initiative for community fresh food stores, which substantially reduced merchants’ operating costs and further enhanced the platform’s merchant ecosystem. In addition, during Chinese New Year promotion period, Shop Now launched marketing resource packages to support more than 35,000 newly onboarded stores.

•	Starting in November, Dada Now launched Winter Care program for the sixth consecutive year, delivering tens of thousands of free winter care and COVID prevention kits to riders nationwide. Moreover, Dada Now actively applied for government subsidies on behalf of riders engaged in delivering daily necessities during the Chinese New Year holiday in cities including Shanghai, Guangzhou, Shenzhen, Tianjin, Suzhou, Hangzhou, Nanjing and Xiamen, and distributed these benefits to riders immediately. On top of government subsidies, Dada Now also offered platform incentives to riders to improve rider earnings and ensure smooth operations during winter and the Chinese New Year holiday. As of early February, a total of nearly RMB100 million of incentives and subsidies were distributed to Dada Now riders.

•	With continuously improving ESG practices and disclosures, Dada’s ESG ratings by leading third-party agencies have notably improved. In November, MSCI upgraded Dada's ESG rating from BB to BBB, on the strength of higher scores across all three dimensions of environment, social and governance. Also in November, Dada improved its ESG score in the S&P Corporate Sustainability Assessment (CSA) to 32, a score that moves Dada up to top 15% among all peers in the global retailing sector. There is still significant room for improvement, and the Company will further integrate ESG philosophy into its daily operations to enhance ESG practices.

Business Outlook

For the first quarter of 2023, Dada expects total revenue to be between RMB2,570 million and RMB2,770 million, representing year-over-year growth of 27% to 37%. This outlook is based on information available as of the date of this press release and reflects the Company's current and preliminary expectations, which are subject to change.

1 Non-GAAP loss from operations represents loss from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP operating margin equals non-GAAP loss from operations divided by total net revenues.

2 Non-GAAP net loss represents net loss excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisitions and tax benefit from amortization of such intangible assets.

3 Non-GAAP net loss attributable to ordinary shareholders of Dada is net loss attributable to ordinary shareholders of Dada excluding the impact of share- based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets.

4 Non-GAAP basic and diluted net loss per share is non-GAAP net loss attributable to ordinary shareholders of Dada divided by weighted average number of shares used in calculating net loss per share.

Conference Call

The Company will host a conference call to discuss the earnings at 8:30 p.m. Eastern Time on Tuesday, March 8, 2023 (9:30 a.m. Beijing time on Wednesday, March 9, 2023).

Please register in advance of the conference using the link provided below and dial in 10 minutes prior to the call.

PRE-REGISTER LINK: https://s1.c-conf.com/diamondpass/10029031-str69d.html

Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN. To join the conference, please dial the number provided, enter the passcode followed by your PIN, and you will join the conference.

A telephone replay of the call will be available after the conclusion of the conference call through March 15, 2023.

Dial-in numbers for the replay are as follows:

U.S./Canada	1-855-883-1031
Mainland China	400-1209-216
Hong Kong	800-930-639
Replay PIN	10029031

A live and archived webcast of the conference call will be available on the Investor Relations section of Dada’s website at https://ir.imdada.cn/.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income/(loss) attributable to ordinary shareholders of Dada and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP operating margin is non-GAAP income/(loss) from operations as a percentage of total net revenues. Non-GAAP net income/(loss) is net income/(loss) excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets. Non-GAAP net margin is non-GAAP net income/(loss) as a percentage of total net revenues. Non-GAAP net income/(loss) attributable to ordinary shareholders of Dada is net income/(loss) attributable to ordinary shareholders of Dada excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets. Non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share is non-GAAP net income/(loss) attributable to ordinary shareholders of Dada divided by weighted average number of shares used in calculating net income/(loss) per share.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income/(loss) from operations and non-GAAP net income/(loss) enable the Company’s management to assess the Company’s financial and operating results without considering the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets. The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of the Company’s financial and operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income/(loss) attributable to ordinary shareholders of Dada, and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax benefit from amortization of such intangible assets have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income/(loss) attributable to ordinary shareholders of Dada, and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income/(loss) attributable to ordinary shareholders of Dada and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share for the period should not be considered in isolation from or as an alternative to income/(loss) from operations, operating margin, net income/(loss), net margin, net income/(loss) attributable to ordinary shareholders of Dada and net income/(loss) attributable to ordinary shareholders of Dada per share, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. Dada may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Dada’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dada’s strategies; Dada’s future business development, financial condition and results of operations; Dada’s ability to maintain its relationship with major strategic investors; its ability to provide efficient on-demand delivery services and offer quality on-demand retail experience; its ability to maintain and enhance the recognition and reputation of its brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Dada’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Dada does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Dada

Dada is a leading platform of local on-demand retail and delivery in China. It operates JDDJ, one of China’s largest local on-demand retail platforms for retailers and brand owners, and Dada Now, a leading local on-demand delivery platform open to merchants and individual senders across various industries and product categories. The Company’s two platforms are inter-connected and mutually beneficial. The Dada Now platform enables improved delivery experience for participants on the JDDJ platform through its readily accessible fulfillment solutions and strong on-demand delivery infrastructure. Meanwhile, the vast volume of on-demand delivery orders from the JDDJ platform increases order volume and density for the Dada Now platform.

For more information, please visit https://ir.imdada.cn/.

For investor inquiries, please contact:

Dada Nexus Limited

Ms. Caroline Dong

E-mail: ir@imdada.cn

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86-178-1749 0483

E-mail: rene.vanguestaine@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: linda.bergkamp@christensencomms.com

For media inquiries, please contact:

Dada Nexus Limited

E-mail: PR@imdada.cn

Appendix I

DADA NEXUS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share data and otherwise noted)

	As of December 31,	As of December 31,
	2021	2022
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	512,830	1,233,974
Restricted cash	58,020	433,895
Short-term investments	1,193,909	2,702,524
Accounts receivable	352,324	313,502
Inventories, net	6,344	8,826
Amount due from related parties	840,667	1,060,987
Prepayments and other current assets	479,017	606,502
Total current assets	3,443,111	6,360,210

Non-current assets
Property and equipment, net	37,555	16,849
Goodwill	957,605	957,605
Intangible assets, net	332,317	1,665,320
Operating lease right-of-use assets	76,811	37,592
Non-current time deposits	400,000	—
Other non-current assets	33,181	8,223
Total non-current assets	1,837,469	2,685,589

TOTAL ASSETS	5,280,580	9,045,799

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term loan	100,000	100,000
Accounts payable	9,800	9,791
Payable to riders and drivers	580,983	794,320
Amount due to related parties	71,760	147,003
Accrued expenses and other current liabilities	620,406	931,943
Operating lease liabilities	35,759	24,460
Total current liabilities	1,418,708	2,007,517

Non-current liabilities
Deferred tax liabilities	27,000	21,988
Non-current operating lease liabilities	46,243	16,574
Total non-current liabilities	73,243	38,562

TOTAL LIABILITIES	1,491,951	2,046,079

DADA NEXUS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands, except share data and otherwise noted)

	As of December 31,	As of December 31,
	2021	2022
	RMB	RMB
SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.0001 par value, 2,000,000,000 and 2,000,000,000 shares authorized, 955,876,116 and 1,079,881,662 shares issued, 927,776,552 and 1,021,923,242 shares outstanding as of December 31, 2021 and 2022, respectively)	633	630
Additional paid-in capital	15,714,015	20,599,607
Accumulated deficit	(11,816,229)	(13,824,234)
Accumulated other comprehensive income/(loss)	(109,790)	223,717
TOTAL SHAREHOLDERS’ EQUITY	3,788,629	6,999,720

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,280,580	9,045,799

DADA NEXUS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands, except share and per share data and otherwise noted)

	For the three months ended December 31,		For the year ended December 31,
	2021	2022	2021	2022
	RMB	RMB	RMB	RMB
Net revenues	2,032,126	2,681,036	6,866,262	9,367,595
Costs and expenses
Operations and support	(1,371,896)	(1,574,603)	(5,139,102)	(5,743,010)
Selling and marketing	(1,032,697)	(1,293,509)	(3,427,909)	(4,747,926)
General and administrative	(99,018)	(101,009)	(400,397)	(408,771)
Research and development	(169,439)	(125,665)	(573,949)	(630,911)
Other operating expenses	(15,227)	(20,113)	(60,326)	(77,423)
Total costs and expenses	(2,688,277)	(3,114,899)	(9,601,683)	(11,608,041)
Other operating income	50,483	34,237	156,714	120,921
Loss from operations	(605,668)	(399,626)	(2,578,707)	(2,119,525)

Other income/(expenses)
Interest expenses	(1,482)	(5,477)	(13,806)	(10,946)
Others, net	21,564	33,268	109,828	117,625
Total other income	20,082	27,791	96,022	106,679
Loss before income tax benefits	(585,586)	(371,835)	(2,482,685)	(2,012,846)
Income tax benefits	7,799	1,253	11,558	4,841
Net loss	(577,787)	(370,582)	(2,471,127)	(2,008,005)
Accretion of convertible redeemable preferred shares	—	—	—	—
Net loss attributable to ordinary shareholders of Dada	(577,787)	(370,582)	(2,471,127)	(2,008,005)

Net loss per share
Basic	(0.61)	(0.36)	(2.60)	(1.98)
Diluted	(0.61)	(0.36)	(2.60)	(1.98)

Weighted average shares used in calculating net loss per share
Basic	942,581,485	1,021,484,524	950,697,557	1,015,265,686
Diluted	942,581,485	1,021,484,524	950,697,557	1,015,265,686

Net loss	(577,787)	(370,582)	(2,471,127)	(2,008,005)
Other comprehensive income/(loss)
Foreign currency translation adjustments	(14,274)	(36,054)	(39,487)	333,507
Total comprehensive loss	(592,061)	(406,636)	(2,510,614)	(1,674,498)

DADA NEXUS LIMITED

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except share and per share data and otherwise noted)

	For the three months ended December 31,		For the year ended December 31,
	2021	2022	2021	2022
	RMB	RMB	RMB	RMB
Loss from operations	(605,668)	(399,626)	(2,578,707)	(2,119,525)
Add:
Share-based compensation expense	57,606	55,838	207,943	218,730
Intangible assets amortization	42,619	136,755	171,883	468,058
Non-GAAP loss from operations	(505,443)	(207,033)	(2,198,881)	(1,432,737)

Net loss	(577,787)	(370,582)	(2,471,127)	(2,008,005)
Add:
Share-based compensation expense	57,606	55,838	207,943	218,730
Intangible assets amortization	42,619	136,755	171,883	468,058
Income tax benefit	(7,799)	(1,253)	(11,558)	(5,012)
Non-GAAP net loss	(485,361)	(179,242)	(2,102,859)	(1,326,229)

Accretion of convertible redeemable preferred shares	—	—	—	—

Non-GAAP net loss attributable to ordinary shareholders of Dada	(485,361)	(179,242)	(2,102,859)	(1,326,229)

Non-GAAP net loss per share
Basic	(0.51)	(0.18)	(2.21)	(1.31)
Diluted	(0.51)	(0.18)	(2.21)	(1.31)

Weighted average shares used in calculating net loss per share
Basic	942,581,485	1,021,484,524	950,697,557	1,015,265,686
Diluted	942,581,485	1,021,484,524	950,697,557	1,015,265,686